Exhibit 99.1

MINERA ANDES INC.

CHANGE OF AUDITOR NOTICE

To:	BDO Dunwoody LLP
And to:	KPMG LLP

Notice is hereby given that, on the recommendation of the Audit Committee of Minera Andes Inc. (the “Corporation”), the Board of Directors of the Corporation resolved effective on September 30, 2009 that:

a)             the resignation, dated September 29, 2009, of BDO Dunwoody LLP of Vancouver, British Columbia, (the “Former Auditor”) as auditors of the Corporation be accepted; and

b)            KPMG LLP of Toronto, Ontario be appointed, effective September 29, 2009, as the successor auditors (the “Successor Auditor”) of the Corporation until the close of the next annual general meeting of the shareholders of the Corporation.

In accordance with National Instrument 51-102 (“NI-51-102”) the Corporation confirms that:

a)             The Former Auditor resigned at the request of the Corporation;

b)            The resignation of the Former Auditor and the appointment of the Successor Auditor of the Corporation were considered and approved by the Audit Committee and the Board of Directors of the Corporation;

c)             There have been no reservations in the Former Auditor’s reports on any of the Corporation’s financial statements commencing at the beginning of the two most recently completed financial years and ending on the date of the Former Auditor’s resignation; and

d)            In the opinion of the Corporation, prior to the date of this notice, there have been no “reportable events” (as defined in Section 4.11 of NI 51-102) between the Corporation and the Former Auditor.

Dated at Toronto, Ontario, this 2nd day of October, 2009.

MINERA ANDES INC.

Per:	/s/ Henry A. John
Name:	Henry A. John
Title:	Chief Financial Officer